BORLAND CONTACTS:

Investors	Media
Lynne Farris	Becky Wood DiSorbo
(831) 431-1868	(831) 431-1894
lfarris@borland.com	bwood@borland.com

BORLAND COMMENCES TENDER OFFER
FOR STARBASE CORPORATION

SCOTTS VALLEY, Calif. – October 11, 2002 – Borland Software Corporation (Nasdaq NM: BORL) today announced that Galaxy Acquisition Corp., a wholly owned subsidiary of Borland, has commenced a tender offer to purchase all outstanding shares of Starbase Corporation (Nasdaq SC: SBAS) for $2.75 net per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, November 8, 2002, unless the offer is extended by Borland.

The offer is being made in accordance with the previously announced merger agreement among Borland Software Corporation, Galaxy Acquisition Corp., and Starbase Corporation. The offer is subject to certain conditions, including the tender of a majority of the outstanding Starbase shares.

The offer is being made pursuant to a Tender Offer Statement on Schedule T-O to be filed today by Borland with the Securities and Exchange Commission and mailed to Starbase stockholders.

Mellon Investor Services LLC is the depositary for the tender offer, and Georgeson Shareholder Communications Inc. is the information agent for the tender offer.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Starbase shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. Today, Borland will file these tender offer materials with the Securities and Exchange Commission, and Starbase will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Starbase. All of these materials will also be available free of charge at the SEC’s Website at www.sec.gov or by contacting the Information Agent, Georgeson Shareholder Communications Inc., at  212-440-9800 or 866-431-8993.

About Borland

Borland Software Corporation is a leading provider of technology used to develop, deploy, integrate, and manage software applications. Delivering best-in-class technology solutions dedicated to interoperability, Borland allows enterprises of all sizes to move into Web-based computing while leveraging legacy systems. From the Fortune 1000 to the Borland Developer Network comprised of millions of developers around the world, Borland provides customers the freedom to develop applications, deploy them anywhere, and integrate and manage them across the enterprise. Borland solutions enable organizations to increase productivity and deliver higher-performance projects faster and on budget, while lowering total cost of ownership.

Founded in 1983, Borland is headquartered in Scotts Valley, California with operations worldwide. To learn more, visit Borland at http://www.borland.com, the Borland Developer Network at http://bdn.borland.com, or call Borland at (800) 632-2864.

All Borland brand and product names are trademarks or registered trademarks of Borland Software Corporation in the United States and other countries. All other marks are the property of their respective owners.